SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Genta Incorporated
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)


                                    37245M207
                                 (CUSIP Number)

                          Raymond P. Warrell, Jr., M.D.
                             c/o Genta Incorporated
                           99 Hayden Avenue, Suite 200
                               Lexington, MA 02421
                                 (781) 860-5150
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                                Monica Lord, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                   May 9, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box: |_|

                               Page 1 of 13 Pages
                          Exhibit Index appears on page 3

                             Schedule 13D                    Page 2 of 13 Pages

--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Raymond P. Warrell, Jr., M.D.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                PF (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                             [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                 NUMBER OF           7   SOLE VOTING POWER
                  SHARES                 4,765,262 (See Item 5)
                BENEFICIALLY      ----------------------------------------------
                  OWNED BY           8   SHARED VOTING POWER
                   EACH
                 REPORTING        ----------------------------------------------
                  PERSON             9   SOLE DISPOSITIVE POWER
                   WITH                  4,765,262 (See Item 5)
                                  ----------------------------------------------
                                    10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,765,262 (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES

                 X
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                14.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                IN
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.  Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of Genta Incorporated, a Delaware corporation (the "Company"). The principal executive office of the Company is located at 99 Hayden Avenue, Suite 200, Lexington, MA 02421.

Item 2.  Identity and Background.

(a)      This Statement is being filed on behalf of:

         Raymond P. Warrell, Jr., M.D. (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Genta Incorporated, 99 Hayden Avenue, Suite 200, Lexington, MA 02421.

(c) The Reporting Person is the President, Chief Executive Officer and a director of the Company. The Company is engaged in the development of anti-cancer pharmaceutical products. The address of the Company is set forth in the response to Item 1.

(d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 1, 1999, the Reporting Person became a Director, President and Chief Executive Officer of the Company. Pursuant to an employment agreement (the "Employment Agreement") and accompanying stock option agreement (the "Stock Option Agreement" and together with the Employment Agreement, the "Agreements") between the Company and the Reporting Person, the Reporting Person was granted options (the "Options") to purchase 4,763,262 shares of Common Stock. The exercisability of such options was conditioned upon the passage of an amendment to the Company's charter increasing the Company's authorized capital stock (the "Amendment"). On May 9, 2000, the shareholders approved the Amendment.

         As a result of the passage of the Amendment, the Reporting Person has the present right to exercise the Options. While the Options are presently exercisable, the shares of Common Stock issuable upon exercise of the Option are subject to certain vesting conditions, relating to length of service and performance criteria, that limit the Reporting Persons right to dispose of the shares of Common Stock issuable upon exercise. There are no limitations on the Reporting Persons voting power over such shares of Common Stock.

         Pursuant to the terms of the Stock Option Agreement, the Reporting Person will provide the funds necessary to pay the purchase price of the Options.

Item 4.  Purpose of Transaction.

(a) The  Reporting  Person  Acquired  the shares of Common  Stock,  reported  as
beneficially  owned  by  him,  for  investment   purposes  and  as  stock  based
compensation for services as President and Chief Executive Officer.

         Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than plans or proposals of the Company which have been publicly disclosed by the Company.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 4,766,262 shares of Common Stock, representing 14.3% of the Common Stock outstanding, 4,763,262 of which are issuable upon exercise of the Options, 2,000 of which are held directly by the Reporting Person, and 1,000 of which are held by the Reporting Person's wife's individual retirement account. The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of 13(d) or 13(g) of the Securities Act of 1934, as amended (the "1934 Act"), or otherwise, the beneficial owner of any of the Common Stock issuable upon exercise of the Options or held by the Reporting Person's wife's individual retirement account.

(b) The Reporting Person has the sole power to vote, or direct the vote of, and (subject to certain conditions, as described in Item 3 and in the Agreements filed herewith as Exhibit A and Exhibit B) the sole power to dispose of, or direct the disposition of, the 4,763,262 shares of Common Stock issuable upon exercise of the Options and the 2,000 shares of Common Stock held directly by the Reporting Person. The Reporting Person disclaims the beneficial ownership of the 1,000 shares of Common Stock held of record by the Reporting Person's spouse's individual retirement account. The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of 13(d) or 13(g) of the 1934 Act, or otherwise, the beneficial owner of any of the Common Stock held in such individual retirement account.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Except as set forth in the Agreements filed herewith as Exhibit A and B, none.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:            Employment  Agreement  between the Company and
                               the Reporting Person, dated as of October 28, 1999.

         Exhibit B:            Stock Option  Agreement  between the Reporting
                               Person and the Company, dated as of October 28, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 18, 2000


                                            /s/ Raymond P. Warrell, Jr. M.D.
                                            --------------------------------
                                            Raymond P. Warrell, Jr., M.D.

                                    EXHIBIT A


                               Genta Incorporated
                           99 Hayden Avenue, Suite 200
                         Lexington, Massachusetts 02421


                                                   Dated as of October 28, 1999


Raymond P. Warrell, Jr., MD.
6 Kimble Circle
Westfield, NJ 07090

Dear Dr. Warrell:

                  We are pleased that you are interested in becoming an employee of Genta Incorporated, a Delaware corporation (the "Company"). Accordingly, I would like to offer you the following terms of engagement (the "Agreement"):

         1. Employment; Duties.

         (a) As of October 28, 1999, the Company hereby engages and employs you, and you hereby accept engagement and employment, as an employee of the Company. Commencing on December 1, 1999, the Company will engage and employ you, and you hereby accept engagement and employment, as Chief Executive Officer and President of the Company.

         (b) You shall perform your duties as are customarily associated with your title, consistent with the By-laws of the Company and as required by the Board of Directors of the Company (the "Board of Directors"). You shall perform your duties hereunder at such places as shall be necessary according to the needs, business or opportunities of the Company; provided, that you acknowledge and agree that the performance of the duties hereunder may require significant domestic and international travel by you.

         (c) Upon commencement of your employment as President and Chief Executive Officer, you shall devote your full business time and best efforts as shall be necessary to the proper discharge of your duties and responsibilities under this Agreement. You shall not, directly or indirectly, on a full time, part time, temporary, consulting, or any other basis, work for or provide your services to any other person, firm, corporation, partnership, joint venture or any other entity, except that you may engage in up to eight hours a week of other activities, provided that such other activities are consistent in all respects with your obligations under sections 5, 6, 7 and 8 of this Agreement. However, notwithstanding anything else contained in this Agreement, you shall not engage in any other business activities, whether or not pursued for gain or profit, which will interfere with your ability to perform any of the functions, powers or duties required under this Agreement.

         2. Term. Your employment hereunder shall be for a term of three years commencing on October 28, 1999 (the "Effective Date") and continuing through November 30, 2002 (the "Term"), unless sooner terminated as hereinafter provided.

         3. Compensation and Benefits.

         (a) In consideration of the services you rendered as an employee of the Company for the period beginning on the Effective Date and ending upon commencement of your employment as Chief Executive Officer and President on December 1 1999, you will be paid $15,000, less all applicable federal state and local taxes, social security and worker's compensation contributions and such other amounts as may be required by law.

         (b) As compensation and benefits for the performance of your duties on behalf of the Company as Chief Executive Officer and President, so long as your employment has not been terminated in accordance with this Agreement, you shall be compensated and shall receive benefits upon commencement of your employment as President and Chief Executive Officer, as follows:

            (i) a base salary of $325,000 per annum (the "Base Salary"), payable in accordance with the Company's standard payroll practice;

            (ii) in consideration of your entry into this Agreement, you will receive $100,000, which is payable within 30 days from the date this Agreement is executed or later at your discretion;

            (iii) a guaranteed bonus of $100,000 at the end of your first twelve months of employment;

            (iv) a provisional bonus of at least $100,000 at the end of each subsequent twelve months of employment provided that mutually agreed upon milestones have been met.

                  The Company shall withhold all applicable federal, state and local taxes, social security and workers' compensation contributions and such other amounts as may be required by law or agreed upon by the parties with respect to the compensation payable to you pursuant to this Section 3(a).

         (c) Subject to subsection 3(n), you shall be entitled to receive annual stock options for the purchase of 300,000 shares of Common Stock, adjusted for stock splits, reverse stock splits, and stock reclassifications, (at an exercise price equal to Fair Market Value, as defined in the Genta Incorporated 1998 Stock Incentive Plan, on the date of grant, or, in the event of a Trigger Event, calculated as provided below) provided that mutually agreed upon milestones have been met. All stock options granted pursuant to this subsection 3(c) (the "3(c) Options") shall be evidenced by a stock option agreement, which shall contain customary terms and shall provide for immediate vesting upon the occurrence of one of the events (each a "Trigger Event") described in Section 4.1 of the Stock Option Agreement (as defined below). In addition, if a Trigger Event occurs, whether or not your employment has been terminated pursuant to clause 4.1(ii) of the Stock Option Agreement, you shall be entitled to receive all

Section 3(c) Options which you would have been entitled to receive within twelve months following such Trigger Event, provided that the relevant milestones have been met during such twelve month period. The Company shall grant such options to you as soon as practicable after you become entitled to receive them. Such options shall have an exercise price equal to the average closing price of the Company's Common Stock for the 60 consecutive calendar days prior to the occurrence of the Trigger Event and shall vest and be fully exercisable upon grant.

         (d) In addition, from time to time, in the discretion of the Board of Directors, you may be entitled to additional stock options pursuant to the Company's stock option plans.

         (e) The Company agrees to reimburse you for all reasonable and necessary travel, business entertainment and other business expenses incurred by you in connection with the performance of your duties under this Agreement. Such reimbursements shall be made by the Company on a timely basis upon submission by you of vouchers in accordance with the Company's standard procedures.

         (f) You shall be entitled during the Term to four weeks per annum vacation time. You may "carry over" up to four weeks of unused vacation time to the succeeding year.

         (g) The Company shall pay the premiums on an ordinary life insurance policy on your behalf in the principal amount of not less than $3,250,000, provided such premiums do not exceed $20,000 annually.

         (h) You shall be entitled to participate in any and all medical insurance, dental insurance, group health, disability insurance and other benefit plans which are made generally available by the Company to its senior executives. The Company, in its sole discretion, may at any time amend or terminate any such benefit plans or programs.

         (i) You shall be covered by the Company's director's and officer's insurance policy as is generally provided to the Company's directors and officers.

         (j) The Company shall provide you with a car or car allowance in an amount not to exceed $500 per month which shall be paid in appropriate pro rata amounts at the same time Base Salary is paid unless the Company pays all related expenses directly.

         (k) The Company shall pay all of your reasonable relocation expenses, provided that such expenses are incurred within 18 months from the Effective Date of this Agreement.

         (l) The Company shall pay attorney's fees incurred by you in connection with this Agreement in an amount not to exceed $10,000.

         (m) Subject to subsection 10(f) and Section 11, you must be an employee of the Company at the time that any compensation is due in order to receive such compensation.

         (n) No option provided for under this Section 3 shall be exercisable unless the Company's Amended and Restated Certificate of Incorporation has been amended (the "Amendment") to increase the Company's authorized capital stock by an amount sufficient to permit the issuance of Common Stock issuable upon exercise or conversion of all options, warrants, and convertible securities issued by the Company, including the shares and warrants issuable in the Company's contemplated private placement and the options provided for under this agreement. The Company shall use its best efforts, subject to applicable law, to obtain shareholder approval of the Amendment; provided, however, that nothing in this subsection 3(n) shall be interpreted so as to require the Company pay a consent fee or hire third party proxy solicitors.

         (o) The Company shall pay the premiums on a medical malpractice insurance policy on your behalf in the principal amount of not less than $1,000,000, provided such premiums do not exceed $20,000 annually.

         4. Representations and Warranties. You hereby represent and warrant to the Company as follows:

         (a) Neither the execution and delivery of this Agreement nor the performance by you of your duties and other obligations hereunder violate or will violate any statute, law, determination or award, or conflict with or constitute a default under (whether immediately, upon the giving of notice or lapse of time or both) any prior employment agreement, contract, or other instrument to which you are a party or by which you are bound.

         (b) You have the full right, power and legal capacity to execute and deliver this Agreement and to perform your duties and other obligations hereunder. This Agreement constitutes your legal, valid and binding obligation, enforceable against you in accordance with its terms. No approvals or consents of any persons or entities are required for you to execute and deliver this Agreement or perform your duties and other obligations hereunder.

                    5. Non-competition and Non-solicitation.

         (a) You understand and recognize that your services to the Company are special and unique and agree that, upon commencement of your employment as President and Chief Executive Officer on December 1, 1999, and, except as provided below, for a period of two years following any termination of your employment, you shall not in any manner directly or indirectly on behalf of yourself or any person, firm, partnership, joint venture, corporation or other business entity (collectively, "Person"), solicit, enter into, engage in any business which is or proposes to be competitive with a technology or service of, or product manufactured or distributed by, the Company or its subsidiaries or in which the Company or any of its subsidiaries has intellectual property rights (except as provided below, "Conflicting Field"), either as an individual for your own account, or as a partner, joint venturer, executive, agent, consultant, salesperson, officer, director or shareholder of such Person ("Competitor"); provided, however, that (x) following any termination of your employment, Conflicting Field shall refer only to the field of using antisense technology as therapy for cancer as its primary business and, subject to Section 1, nothing in this agreement shall be interpreted so as to prevent you from accepting employment with any Person which is or proposes to be competitive with a Conflicting Field so long as you work solely in a division of such Person which division carries on a bona fide business that is not or does not propose to be competitive with a Conflicting Field ; and (y) nothing herein will preclude you from holding five percent (5%) or less of the stock of any publicly traded company, calculated on a fully diluted basis.

         (b) In further consideration of the payment by the Company to you of amounts that may hereafter be paid to you pursuant to this Agreement (including, without limitation, pursuant to Sections 3 and 11 hereof, and the Stock Option Agreement between you and the Company dated October 28, 1999 (the "Stock Option Agreement")), you agree that upon commencement of your employment as President and Chief Executive Officer, and for a period of two years thereafter or a period of two years subsequent to any termination hereunder, but subject to section 5(f), you shall not, without the prior written consent of the Company:

         (i) directly or indirectly take any action, or attempt to take any action, which is intended to, or could reasonably be foreseen by you to, induce a material breach of a contract or agreement known to you between the Company and any of its licensors, licensees, clients, customers, vendors, suppliers, agents, consultants, employees (whether or not such employees are "at will" employees) or other person or entity with which the Company has an agreement (each, a "Covered Party", collectively, "Covered Parties"); provided, however, that such action or attempted action could reasonably be expected to cause a material detriment to the Company; or

         (ii) directly or indirectly solicit or attempt to solicit any of the Covered Parties to terminate his, her or its relationship with the Company in material breach of a contract or agreement with the Company known to you; provided, however, that such action or attempted action is likely to cause a material detriment to the Company; or

         (iii) subject to subsection 5(f), directly or indirectly solicit or attempt to solicit any of the employees or consultants of the Company to become employees, agents, consultants, representatives or advisors of any other Person; or

         (iv) directly or indirectly persuade or seek to persuade any customer of or supplier to the Company to cease to do business or to reduce the amount of business which any customer or supplier has done or contemplates doing with the Company, whether or not the relationship between the Company and such Person was originally established in whole or in part through your efforts, in material breach of a contract or agreement known to you between the Company and such customer or supplier; provided, however, that such action or attempted action could reasonably be expected to cause a material detriment to the Company.

         (c) Upon commencement of your employment as President and Chief Executive Officer, and for a period of two years following any termination of your employment, you agree that upon the earlier of you (a) negotiating with any Competitor concerning the possible employment of you by the Competitor, (b) receiving an offer of employment from a Competitor, or (c) becoming employed by a Competitor, you will (x) immediately provide notice to the Company of such circumstances and (y) provide copies of Sections 5, 6, 7, 8 and 9 of this

Agreement to the Competitor. You further agree that the Company may provide notice to a Competitor of your obligations under this Agreement, including without limitation your obligations pursuant to Sections 5, 6, 7 and 8 hereof.

         (d) You understand that the provisions of this Section 5 may limit your ability to earn a livelihood in a business similar to the business of the Company but nevertheless agree and hereby acknowledge that the consideration provided under this Agreement, including any compensation or benefits provided under Sections 3 and 11 hereof and the Stock Option Agreement, is sufficient to justify the restrictions contained in such provisions. In consideration thereof and in light of your education, skills and abilities, you agree that you will not assert in any forum that such provisions prevent you from earning a living or otherwise are void or unenforceable or should be held void or unenforceable.

         (e) Section 5(a) hereof shall not apply to any Conflicting Field that is identified on Annex I to this Agreement. Annex I to this Agreement may hereafter be amended through a writing signed by you and the Company and approved by the Company's Board of Directors.

         (f) Nothing in subsection 5(b)(iii) shall be interpreted so as to prohibit you from accepting offers from persons employed by the Company to be employed by you or an entity with which you become associated, provided that such offers were not solicited, directly or indirectly, or otherwise encouraged by you.

         6. Ownership of Proprietary Information.

         (a) You confirm and agree that all information relating to the Company's, or an Affiliate's (as defined below) business that has been created by, discovered by, developed by, learned by, or made known to, the Company, or any of its subsidiaries, affiliates, licensors, licensees, successors or assigns (each, an "Affiliate" and, collectively, the "Affiliates") from the commencement of your employment and at all times thereafter (including, without limitation, information relating to the Company's business created by, discovered by, developed by, learned by, reduced to practice by or made known to the Company, an Affiliate, or you, either alone or jointly with others, during your employment and information relating to the Company's customers, clients, suppliers, vendors, consultants, licensors and licensees) or assigned, licensed or otherwise conveyed to the Company or any Affiliate, has been, is and shall be the sole property of the Company or such Affiliate, as applicable, and the Company or the Affiliate, as the case may be, has been, is and shall be the sole owner of all designs, ideas, patents, patent applications, copyrights, copyright applications and other rights in connection therewith, including but not limited to the right to make application for statutory protection of any kind in any country. All of the aforementioned information is hereinafter called "Proprietary Information" (and shall be deemed Proprietary Information regardless of whether or not the Proprietary Information is patentable or copyrightable). By way of illustration, but not limitation, Proprietary Information includes trade secrets, processes, discoveries, structures, works of authorship, copyrightable works, trademarks, copyrights, formulas, data, data structures, know-how, show-how, improvements, information relating to products (both current and under development), services and technologies, product concepts, specifications, techniques, information or statistics contained in, or relating to, promotion or marketing plans and programs, strategies, forecasts, blueprints, sketches, records, notes, devices, drawings, customer lists, continuation applications of any kind, trademark applications and information about the Company's or the Affiliate's employees and/or consultants and confidential business information of the Company or any Affiliate or any of its or their clients, consultants, suppliers, customers, vendors, licensors, licensees and other third parties (including, without limitation, the compensation, job responsibility and job performance of such employees and/or consultants).

         (b) You agree that all Proprietary Information shall be, the extent permitted by law, "works made for hire" as that term is defined in the United States Copyright Act (17 USA, Section 101). You hereby assign to the Company all right, title and interest you may have or acquire in all Proprietary Information; provided, that, subject to subsection 6(d) hereof, the provisions of this Section 6 only applies to information, and Proprietary Information shall only include such information which:

         (i) relate at the time of conception or reduction to practice of the invention to the Company's business, or actual or demonstrably anticipated research or development of the Company except when the information more closely relates to the business, or actual or demonstrably anticipated research or development of a person or entity listed in Annex I hereto, as amended; or

         (ii)  result from any work performed by you for the Company; or

         (iii) was developed on the Company's time or using the Company's equipment, supplies, facilities, or trade secret information.

         (c) Notwithstanding the foregoing, Proprietary Information shall not include; (i) information (x) in the public domain not as a result of the breach of this Agreement or the breach of any other duty owed to the Company or any other person (y) information lawfully in your possession prior to the date hereof and not disclosed to you by the Company or an Affiliate and (z) information disclosed to you without restriction by a third party who had the right to disclose such information to you; and (ii) information that more closely relates to the business, or actual or demonstrably anticipated research or development, of a person or entity set forth on Annex I.

         (d) It is understood that no patent, copyright, trademark, or other proprietary right of license is granted to you under this Agreement. Any disclosure of Proprietary Information and any materials which may accompany any such disclosure pursuant to your employment under this Agreement shall not result in the grant to you of any rights, express or implied, of any kind.

         7. Confidential Information.

         (a) You agree at all times, including after the Term, to keep in strictest trust and confidence and will not disclose or make accessible to any other person without the prior written consent of the Company, the Company's or any Affiliate's Proprietary Information. You further agree that upon commencement of your employment and at all times thereafter (i) not to use any such Proprietary Information for yourself or others; and (ii) not to take any such material or reproductions embodying Proprietary Information from the Company's facilities (or any of the

Affiliates' facilities) at any time, except as required during the Term in connection with your duties to the Company.

         (b) Except with prior written authorization of the Board of Directors, you agree not to disclose or publish any of the Proprietary Information, except as required in the performance of your obligations under this Agreement. You further agree not to disclose or publish information relating to your former employers, to whom you, the Company or any of its Affiliates owes an obligation of confidence, at the time of disclosure to you, at any time during or after your employment with the Company.

         (c) Upon written notice by the Company, you shall promptly deliver to the Company, or, if requested by the Company, promptly destroy all written Proprietary Information and any other written material containing any Proprietary Information (whether prepared by the Company, you or a third party), and will not retain any copies, extracts, summaries or other reproductions in whole or in part of such written Proprietary Information or other material.

         (d) You recognize that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of such information and, in some cases, to use it only for certain limited purposes. You agree that you owe the Company and such third parties, both during your employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any Person (except in a manner that is consistent with the Company's agreement with the third party) or use it for the benefit of anyone other than the Company or such third party (consistent with the Company's agreement with the third party), unless expressly authorized to act otherwise by the Board of Directors.

         (e) If during the term and thereafter you are requested or required (by oral questions, deposition, interrogatories, requests for information or documents, subpoena, civil investigative demand or any other process) to disclose all or any part of any Confidential Information, you will provide the Company with prompt notice of such request or requirement, as well as notice of the terms and circumstances surrounding such request or requirement, so that the Company, or, as applicable, one or more of its Affiliates, may seek an appropriate protective order or waive compliance with the provisions of this Agreement. In such case, the parties will consult with each other on the advisability of pursuing any such order or other legal action or available steps to resist or narrow such request or requirement. If, failing the entry of a protective order or the receipt of a waiver hereunder, you are, in the opinion of your counsel, legally compelled to disclose Proprietary Information, you may disclose that portion of such information which counsel advises you that you are legally compelled to disclose. In any event, you will use reasonable efforts to cooperate with the Company in obtaining and will not oppose action by the Company (or, as applicable, one or more of its Affiliates) to obtain, an appropriate protective order or other reliable assurance that confidential treatment will be accorded the disclosure of any Proprietary Information. All reasonable expenses incurred by you in compliance with this subsection 7(e) will be reimbursed by the Company.

         8. Disclosure of Proprietary Information.

         (a) During the Term, and thereafter, you agree that you will promptly disclose to the Company, or any persons designated by the Company, all Proprietary Information developed, created, made, conceived, reduced to practice or learned by the Company, any Affiliate or you, either alone or jointly with others, during the Term and not otherwise known to the Company's officers and directors.

         (b) You further agree to assist the Company in every proper way (but at the Company's expense) to obtain and confirm and from time to time enforce patents, copyrights or other rights on said Proprietary Information in any and all countries, and to that end you will execute all documents necessary:

         (i) to apply for, obtain and vest in the name of the Company alone (unless the Company otherwise directs) letters patent, copyrights or other analogous protection in any country throughout the world and when so obtained or vested to renew and restore the same on behalf of the Company; and

         (ii) to defend any opposition proceedings in respect of such applications and any opposition proceedings or petitions or applications for revocation of such letters patent, copyright or other analogous protection.

         (c) Your obligation to assist the Company in obtaining and enforcing patents and copyrights for the Proprietary Information in any and all countries shall continue beyond the Term, but the Company agrees to compensate you at a reasonable rate after the expiration of the Term for time actually spent by you at the Company's request on such assistance.

         9. Enforcement. You agree that the remedy at law for any breach or threatened breach of any covenant contained in Sections 5, 6, 7 or 8 of this Agreement would be inadequate and cause irreparable damage to the Company. In the event that you breach or threaten to breach any provisions of Sections 5, 6, 7 or 8, in addition to any other rights which the Company may have at law or in equity, the Company shall be entitled, without the posting of a bond or other security, to injunctive relief to enforce the restrictions contained in this Agreement. In the event that an actual proceeding is brought in equity to enforce any of the provisions of Sections 5, 6, 7 or 8, you shall not assert as a defense that there is an adequate remedy at law nor shall the Company be prevented from seeking any other remedies, including without limitation monetary damages, which may be available to it.

         10. Termination. Your employment hereunder as President and Chief Executive Officer shall commence as provided for under subsection 1(a) and shall continue for the period set forth in Section 2 hereof unless sooner terminated upon the first to occur of the following events:

         (a) Death. Your death;

         (b) Disability. You have been unable, for a period of one hundred eighty (180) consecutive business days, to perform your duties under this Agreement, as a result of physical or mental illness or injury ("Becoming Totally Disabled") and the Company shall have communicated to you the fact of your termination by written notice, which termination shall be effective on the 30th day after receipt of such notice by you (the "Total Disability Effective Date"), unless you return to full-time performance of your duties before the Total Disability

Effective Date;

         (c) Termination by the Company for Cause. For purposes of this Agreement, the term "Cause" shall mean any of the following; provided, however, that the Company has terminated you pursuant to this subsection 10(c) within 60 days of the Board of Directors having first obtained knowledge of a basis for termination under this subsection 10(c):

         (i) A breach by you of any of the provisions of Sections 4, 5, 6, 7 or 8 of this Agreement which results in a material detriment to the Company or any Affiliate thereof;

         (ii) Any breach by you of subsection 1(b) or (c) which is not cured by you within 30 days of written notice thereof from the Company; provided, however, your right to such 30 day cure period shall be conditioned upon your good faith attempt to cure such breach;

         (iii) Any action or omission by you to intentionally harm the Company which is in bad faith and likely to cause a material harm to the Company or any other act or bad faith omission having the effect of materially harming the Company, its business or reputation;

         (iv) The perpetration of an intentional and knowing fraud against or adversely affecting the Company or any Covered Party which causes or is likely to cause a material detriment to the Company; or

         (v) The conviction of you of any crime classified as a felony.

         (d) Termination by the Company Without Cause. The Company may terminate your employment hereunder at any time for any reason or no reason by giving you thirty (30) days prior written notice of the termination.

         (e) Termination By You For Good Reason. You may terminate your employment hereunder for "Good Reason" for (i) having been assigned duties by the Board of Directors which are inconsistent in any material respect with
Section 1 of this Agreement or any other action by the Company that results in a material diminution in your title, position, authority, duties or responsibilities, either of which is not cured by the Company within 30 days of written notice thereof from you; or (ii) any failure by the Company to comply with Section 3 other than an isolated, insubstantial and inadvertent failure that is not taken in bad faith and is remedied by the Company promptly after receipt of notice thereof from you; (iii) your failure to be re-elected to the Company's Board of Directors, unless , at the time you are not re-elected, the Company has the right to terminate you for Cause under subsection 10(c) of this Agreement and does so within 45 days of your failure to be re-elected; or (iv) relocation of the Company's principal place of operations, provided that such relocation results in a principal place of operations more than 75 miles from New York, New York.

         (f) Termination by You Without Good Reason. You may terminate your employment hereunder at any time for any reason or no reason by giving thirty
(30) days prior written notice of termination. If you do, you shall be entitled only to the following compensation:

         (i) Any accrued but unpaid Base Salary as of the date of termination for services rendered to the date of termination;

         (ii) Any accrued but unpaid expenses required to be reimbursed pursuant to Section 3;

         (iii) Any vacation accrued to the date of termination.

         (iv)  Any accrued but unpaid bonus payments; and

         (v) The amounts set forth in subsection 3(b)(ii), if not already paid.

         11. Compensation Following Termination Prior to the End of the Term.

         In the event that your employment hereunder is terminated prior to the end of the Term, you shall be entitled only to the following compensation and benefits upon such termination:

         (a) Termination by Reason of Death or Becoming Totally Disabled; Termination by the Company for Cause.

         In the event that your employment is terminated by reason of your death or your becoming Totally Disabled, or by the Company for Cause, pursuant to Sections 10(a), 10(b) or 10(c), the Company shall pay the following amounts to you (or your estate, as the case may be):

         (i) Any accrued but unpaid Base Salary as of the date of termination for services rendered to the date of termination;

         (ii) Any accrued but unpaid expenses required to be reimbursed pursuant to Section 3;

         (iii) Any vacation accrued to the date of termination;

         (iv)  Any accrued but unpaid bonus payments; and

         (v) The amounts set forth in subsection 3(b)(ii), if not already paid.

         The benefits to which you may be entitled upon termination pursuant to the plans, programs and arrangements referred to in Section 3 hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

         (b) Termination by the Company Without Cause; Termination by You for Good Reason. In the event that your employment is terminated by the Company without Cause pursuant to Section 10(d) or by you for Good Reason pursuant to
Section 10(e), the Company shall pay the following amounts to you:

         (i) Any accrued but unpaid Base Salary as of the date of termination for services rendered to the date of termination, payable within 30 days;

         (ii) Any accrued but unpaid expenses required to be reimbursed pursuant to Section 3, payable within 30 days;

         (iii) Any vacation accrued to the date of termination, payable within 30 days; and

         (iv) As your sole damages; (i) the Base Salary which you would have received during the twelve month period following the date on which your employment is terminated and any bonus which would have been payable to you within 12 months of the date of termination pursuant to section 3(iii) or 3(iv) had you still been employed by the Company; provided that, in the event that you have terminated your employment pursuant to subsection 10(e), and the Company has provided you notice of a basis of a breach, within 45 days of the Board of Director's of the Company having obtained first knowledge of such basis, of any covenant contained in Sections 5, 6, 7 or 8 hereof, you shall not be entitled to any payment under this clause (iv) of this Section 11(b); and (ii) all stock options received pursuant to subsection 3(c) hereof shall become fully vested. Any payments to be made pursuant to this subsection 11(b) shall be made in accordance with the Company's standard payroll practices then in effect; and

         (v) The amounts set forth in subsection 3(b)(ii), if not already paid.

         The benefits to which you may be entitled upon termination pursuant to the plans, policies and arrangements referred to in Section 3 hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

         (c) It is the intention of the parties that all cash payouts that may be due subject to this Section 11 shall be guaranteed by either Paramount Capital, the Aries Funds, or some other party that the Company and you mutually agree upon.

         (d) No Other Benefits or Compensation. Except as may be provided under this Agreement, under the terms of any incentive compensation, employee benefit or fringe benefit plan applicable to you at the time of the termination of your employment prior to the end of the Term, you shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to any future period after such termination.

         12. Notices. Any notice or other communication under this Agreement shall be in writing and shall be deemed to have been given: when delivered personally after receipt therefor; one (1) day after being sent by Federal Express or similar overnight delivery; or three (3) days after being mailed registered or certified mail, postage prepaid, return receipt requested, to either party at the address set forth below, or to such other address as such party shall give by notice hereunder to the other party.

                  If to the Company:

                                    Genta Incorporated
                                    c/o Paramount Capital, Inc.
                                    787 Seventh Avenue
                                    New York, NY  10019
                                    (212) 554-4514
                                    Attention: Mark C. Rogers, M.D.

                  With a copy to:

                                    Kramer Levin Naftalis & Frankel LLP
                                    919 Third Avenue
                                    New York, NY 10022
                                    (212) 715-9100
                                    Attention: Monica C. Lord, Esq.

                  If to you:

                                    Raymond Warrell, Jr., M.D.
                                    6 Kimball Circle
                                    Westfield, NJ 07090
                                    (908) 301-1022

                  With a copy to:


                                    Morrison & Foerster LLP
                                    755 Page Mill Road
                                    Palo Alto, CA 94304
                                    (650) 813-5746
                                    Attention:  Joseph Lin,  Esq.

         13. Severability of Provisions. If any provision of this Agreement shall be declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced in whole or in part, the remaining conditions and provisions or portions thereof shall nevertheless remain in full force and effect and enforceable to the extent they are valid, legal and enforceable, and no provision shall be deemed dependent upon any other covenant or provision unless so expressed herein. If any provision of this Agreement, or any part thereof, is held to be invalid or unenforceable because of the scope or duration of or the area covered by such provision, the parties hereto agree that the court making such determination shall reduce the scope, duration and/or area of such provision (and shall substitute appropriate provisions for any such invalid or unenforceable provisions) in order to make such provision enforceable to the fullest extent permitted by law and/or shall delete specific words and phrases, and such modified provision shall then be enforceable and shall be enforced. The parties hereto recognize that if, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants contained in this Agreement, then that invalid or unenforceable covenant contained in this Agreement shall be deemed eliminated from these provisions to the extent necessary to permit the remaining separate covenants to be enforced. In the event that any court determines that the time period or the area, or both, are unreasonable and that any of the covenants is to that extent invalid or unenforceable, the parties hereto agree that such covenants will remain in full force and effect, first, for the greatest time period, and second, in the greatest geographical area that would not render them unenforceable.

         14. Entire Agreement; Modification. This Agreement contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this Agreement which are not set forth herein. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.

         15. Binding Effect. The rights, benefits, duties and obligations under this Agreement shall inure to, and be binding upon, the Company, its successors and assigns, and upon you and your legal representatives. This Agreement constitutes a personal service agreement, and the performance of your obligations hereunder may not be transferred or assigned by you.

         16. Non-waiver. The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

         17. Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflict of laws.

         18. Survivability . The provisions of this Agreement which by their terms call for performance subsequent to termination of your employment hereunder, or of this Agreement, shall so survive such termination.

         19. Headings. The headings of paragraphs are inserted for convenience and shall not affect any interpretation of this Agreement.

         If this letter agreement meets with your approval and you desire to accept this offer of employment on the terms and conditions set forth herein, please execute the enclosed copy of this letter and return it to me as soon as possible.

                                                  Sincerely,

                                                  GENTA INCORPORATED


                                                  By:

                                                  Mark C. Rogers, M.D.


AGREED AND ACCEPTED
AS OF THE DATE FIRST SET FORTH ABOVE:


Dr. Raymond P. Warrell, Jr.

                                    EXHIBIT B

                               GENTA INCORPORATED
                            1998 STOCK INCENTIVE PLAN

                             STOCK OPTION AGREEMENT


                  STOCK OPTION AGREEMENT (the "Agreement"), dated as of October 28, 1999, between GENTA INCORPORATED, a Delaware corporation (the "Company"), and the other party signatory hereto (the "Optionee"). Capitalized terms used here without definition shall have the meanings ascribed thereto in the Company's 1998 Stock Incentive Plan (the "Plan").

                  All options granted herein (the "Options") shall be appropriately adjusted pursuant to Section 1.5.3 of the Plan.
                  The Company hereby represents and warrants to Optionee that, as of the date of this Agreement, the sum of the number of outstanding shares of Common Stock and the number of shares of Common Stock underlying all outstanding convertible or exercisable derivative securities is 63,510,163 shares. In the event that the foregoing representation is inaccurate, the number of shares underlying the Options granted under Section 1 of this Agreement shall be proportionately adjusted.

                  The Optionee hereby represents and warrants to the Company that, upon commencing his employment with the Company on October 28, 1999, the Optionee was not violating the terms of his employment with any third person, nor did the commencement of his employment with the Company on October 28, 1999 provide the basis for a claim of such a violation.

                  In   consideration   of  the   foregoing  and  of  the  mutual
undertakings set forth in this Agreement, the Company and the Optionee agree as follows:

                  SECTION 1.  Grant of Options.

                  (a) In consideration of the commencement of his employment by the Company on October 28, 1999, the Company hereby grants to the Optionee Options (the "Initial Options") to purchase 3,175,508 shares of the Company common stock, par value $.001 (the "Common Stock"), at an initial exercise price per share of $2.67 (the "Exercise Price"). These Initial Options are exercisable immediately subject to the satisfaction of the Option Conditions (defined below); provided, however, the unvested portion of the Common Stock issuable upon exercise of the Initial Option shall be subject to the nontransferability, forfeiture and repayment provisions of Section 2, 5 and 7 hereof, respectively, until such shares vest in accordance with the following vesting schedule: 25% of the Initial Options shall vest immediately: the remaining 75% of the Initial Options and Common Stock issuable upon exercise thereof shall vest in 36 substantially equal installments on the last day of each month commencing November 30, 1999; and provided, further, that the Initial Options granted hereunder shall not be exercisable until all of the following conditions (the "Option Conditions") have been satisfied: (x) the Company's Amended and Restated Certificate of Incorporation has been amended to increase the Company's authorized capital stock by an amount sufficient to permit the issuance of Common Stock upon the exercise or conversion of all options, warrants and convertible securities issued by the Company, including all of the Options granted pursuant to this Agreement (the "Reservation Requirements"); and (y) the Company's shareholders shall have approved an amendment to the Plan authorizing an increase in the shares of Common Stock available under the Plan sufficient to satisfy the Options referred to herein. The Company shall use its best efforts, subject to applicable law, to obtain shareholder approval of such amendments; provided, however, that nothing in this Section 1(a) shall be interpreted so as to require the Company pay a consent fee or hire third party proxy solicitors.

                  (b) The Company hereby grants to the Optionee Options (the "FDA Option") to purchase 793,877 shares of Common Stock at the Exercise Price; provided, however, that this FDA Option and the Common Stock issuable upon exercise thereof shall only vest when the Optionee has been employed by the Company for six years (the "Term Condition") and provided, further, that in no event shall this FDA Option be exercisable unless all Option Conditions have been satisfied. The FDA Option is immediately exercisable; provided, however, that the Common Stock issuable upon exercise of the FDA Option shall be subject to the nontransferability, forfeiture and repayment provisions of Section 2, 5 and 7 hereof, respectively. Notwithstanding the foregoing, the Term Condition shall be waived in respect of this FDA Option and the FDA Option and Common Stock issuable upon exercise thereof shall vest in their entirety when the Company has received from the Food and Drug Administration a letter providing that Company's product G3139, or its substantial equivalent, is approved for marketing in any indication.

                  (c) The Company hereby grants to the Optionee Options (the "Market Capitalization Option") (and, together with the FDA Option, the "Performance Options") to purchase 793,877 shares of Common Stock at the Exercise Price; provided, however, that this Market Capitalization Option and the Common Stock issuable upon exercise thereof shall only vest upon the satisfaction of the Term Condition; and provided, further, that in no event shall this Market Capitalization Option be exercisable unless all Option Conditions have been satisfied. The Market Capitalization Option is immediately exercisable; provided, however, the unvested portion of the Common Stock issuable upon exercise of the Market Capitalization Option shall be subject to the nontransferability, forfeiture and repayment provisions of Section 2, 5 and 7 hereof, respectively. Notwithstanding the foregoing, the Term Condition shall be waived in respect of this Market Capitalization Option and the Market Capitalization Option and Common Stock issuable upon exercise thereof shall vest in its entirety when the average of the product of the Fair Market Value of the Company Common Stock (or any successor security issued as a replacement for Company Common Stock) multiplied by the number of shares of Company Common Stock outstanding and issuable upon exercise of all warrants, options and convertible securities, during any 60 consecutive calendar day period, exceeds $ 541,106,489. (d) All the options described above may from time to time hereinafter be referred to singularly as an "Option" and collectively as the "Options."

                  SECTION 2.  Nontransferability.

                  (a) No Option shall be assignable or transferable, voluntarily or involuntarily, by operation of law, or otherwise, and any such assignment or transfer which may be attempted shall be null and void and of no effect; provided, however, that this Section 2 shall not prevent transfers by will or by the laws of descent and distribution. During the lifetime of the Optionee, the Options shall be exercisable only by the Optionee.

                  (b) Until a share of Common Stock vests in accordance with the provisions of Section 1(a), (b) or (c), as the case may be, the Optionee acknowledges that the Optionee may not, and the Optionee agrees that the Optionee shall not, transfer or assign the Optionee's rights to such share of Common Stock or to any cash payment related thereto. Until a share of Common Stock so vests, no attempt to transfer or assign such shares or the right to any cash payment related thereto, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, shall vest the transferee or assignee with any interest or right in or with respect to such share of Common Stock or such cash payment, and the attempted transfer or assignment shall be of no force and effect.

                  SECTION 3.  Certificates; Custodianship.

                  (a) Reasonably promptly after Optionee has exercised his right to acquire any such shares of Common Stock already vested pursuant to the provisions of Section 1 or Section 6 of this Agreement, but in no event more than ten (10) business days after such date, the Company (i) shall cause to be issued certificates evidencing such shares of Common Stock, including such legends as the Company deems necessary or appropriate to comply with federal and applicable state securities laws, and (ii) shall cause such certificates to be delivered to the Optionee (or such Optionee's legal representative, beneficiary or heir), together with any other property directly related to such vested shares of Common Stock of the Optionee.

                  (b) Reasonably promptly after the date that the Optionee exercises his right to purchase any shares of Common Stock that have not theretofore vested or been forfeited, but in no event more than ten (10) business days after such date, provided that the Company has first received a stock power endorsed by the Optionee in blank with respect to such shares of Common Stock, the Company shall issue stock certificates, registered in the name of the Optionee, evidencing such shares of Common Stock. Each such certificate shall bear the following legend:

                "The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the Genta Incorporated 1998 Stock Incentive Plan and an Agreement entered into between the registered owner of such shares and Genta Incorporated. A copy of the Plan and Agreement is on file in the office of the Secretary of Genta Incorporated."

                  Such legend shall not be removed from the certificates evidencing such exercised shares of Common Stock until such shares vest pursuant to the provisions of Section 1 and Section 6 of this Agreement.

                  (c) Each certificate issued pursuant to Section 3(b) hereof, together with the stock powers relating to such shares of Common Stock, shall be deposited by the Company with a custodian designated by the Company (the
"Certificate Custodian"). The Company may designate itself as Certificate Custodian hereunder. The Company shall cause such Certificate Custodian to issue to the Optionee a receipt evidencing the certificates held by it which are registered in the name of the Optionee.

                  (d) Reasonably promptly after any previously unvested shares of Common Stock vest pursuant to the provisions of Section 1 or Section 6 of this Agreement, but in no event more than ten (10) business days after such date, the Company (i) shall cause to be issued certificates evidencing such shares of Common Stock, free of the legend provided in Section 3(b) hereof, but including such legends as the Company deems necessary or appropriate to comply with federal and applicable state securities laws, and (ii) shall cause such certificates to be delivered to the Optionee (or such Optionee's legal representative, beneficiary or heir), together with any other property directly related to such vested shares of Common Stock of the Optionee held by the Certificate Custodian pursuant to Section 3(e) hereof.

                  (e) Any securities or other property (excluding cash dividends) received by the Optionee with respect to a share of Common Stock as a result of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares and for which the issue date of such Common Stock occurs prior to such event but which has not vested as of the date of such event will not vest until such share of Common Stock vests and shall be promptly deposited with the Certificate Custodian as though such securities and other property were part of such share.

                  SECTION 4.  Method of Exercise.

                  (a) The Options or any part thereof may be exercised only by the giving of written notice to the Company on such form and in such manner as the Committee shall prescribe. Such written notice must be accompanied by payment of the full purchase price for the number of shares being purchased. Such payment may be made by one or a combination of the following methods:

                           (i) by a certified or official bank check (or the
equivalent thereof acceptable to the Company);

                           (ii) by delivery of shares of Common Stock having a
Fair Market Value on such date of exercise equal to part or all of the purchase price, provided such shares of Common Stock would not upon delivery of such shares for such purpose result in an accounting compensation charge with respect to the shares of Common Stock used to pay the Exercise Price;

                           (iii) by delivery of a promissory note issued by
Optionee for up to the full amount of the purchase price of the optioned shares (except that an amount equal to the par value of Common Stock shall be paid in cash), on terms acceptable to the Company, which promissory note shall be full recourse to the Optionee personally for all amounts due thereunder and shall be fully secured by the Common Stock purchased pursuant to the exercise of the Option;

                           (iv) by payment through a broker-dealer sale and
remittance procedure pursuant to which the Optionee (i) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Common Stock and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares of Common Stock and (ii) shall provide written directives to the Company to deliver the certificates for the purchased shares of Common Stock directly to such brokerage firm in order to complete the sale transactions; or

                           (v) at the discretion of the Committee and to the
extent permitted by law, by such other method as the Committee may authorize, including, without limitation, at the discretion of the Committee, by the withholding of shares (valued at their Fair Market Value on the exercise date of the Common Stock) underlying the Options.

                  Pursuant to Section 3.2 of the Plan, it shall be a condition precedent to the issuance of shares upon exercise of the Options that the Optionee shall remit to the Company any amount sufficient to satisfy all applicable withholding tax requirements, which may be satisfied through the withholding of Common Stock as provided in Section 3.2.2 of the Plan. The date of the exercise of the Options shall be the date on which written notice of exercise is delivered to the Company, during normal business hours, at its address as provided in Section 10 of this Agreement, or if mailed, the date on which it is postmarked, provided such notice is actually received.

                  (b) The Optionee agrees not to exercise any Options granted hereunder until the later of (i) the day the Option Conditions are satisfied or
(ii) one day after the Optionee has been employed by the Company for six (6) months. Furthermore, the Optionee agrees that any disposition of any Options (and any shares of Common Stock issuable upon exercise of any options) will be carried out in a manner consistent with Section 16(b) of the Securities and Exchange Act of 1934, as amended, and any and all other applicable requirements of law.

                  SECTION 5.  Termination of Option.

                  (a) Except as otherwise provided for under this Section 5, the unexercised portion of the Initial Option shall expire and cease to be exercisable at 12:01 a.m. on October 27, 2009; the unexercised portion of the Market Capitalization Option shall expire and cease to be exercisable on the tenth anniversary of the date such option vests in accordance with the provisions of Section 1(b) hereof; and the unexercised portion of the FDA Option shall expire and cease to be exercisable on the tenth anniversary of the date such option vests in accordance with the provisions of Section 1(c) hereof.

                  (b) Except as provided in Section 6 of this Agreement, upon termination of the Optionee's employment with the Company or any of its subsidiaries for any reason (including death), all unvested Options immediately shall terminate and expire and all unvested shares of Common Stock exercised pursuant to any Option hereunder shall be immediately and irrevocably forfeited except as provided in Section 5(c) and (d) hereof.

                  (c) Except as provided in Section 6 of this Agreement, if the Optionee's employment with the Company or any of its subsidiaries terminates for any reason other than death, the Options shall be exercisable but only to the extent they were exercisable and vested at the time of such termination and only until the earlier of the expiration date of such Options, or the expiration of one year following the date of termination.

                  (d) If the Optionee dies while still an employee of the Company or any of its subsidiaries or following the termination of Optionee's employment with the Company and its subsidiaries, but during the period in which any Option is exercisable pursuant to Section 5(c) of this Agreement, such vested Option shall be exercisable but only to the extent they were exercisable at the time of death and only until the earlier of the expiration date of such Option or the first anniversary of the date of the Optionee's death.

                  SECTION 6.  Acceleration of Vesting.

                  If:
                           (i)   prior to the termination of Optionee's
employment with the Company, there is (A) a sale or other disposition of all or substantially all of the assets of the Company or the product G3139 or its substantial equivalent, (B) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Company) unless the Company's stockholders as constituted immediately prior to such acquisition will, immediately after such acquisition (by virtue of securities issued as consideration for the Company's acquisition or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity and unless the Company's directors as constituted immediately prior to such acquisition, constitute a majority of directors of the surviving or acquiring entity, or (C) an acquisition by any person or related group of persons (other than the Company, a Company-sponsored employee benefit plan or such person or entity who as of September 14, 1999, beneficially owned (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) more than fifty percent (50%) of the Company's Common Stock) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities; or

                           (ii)  Optionee's employment is terminated by the
Company pursuant to Section 10(d) of the employment agreement between you and the Company dated as of October 28, 1999 (the "Employment Agreement")) or the Optionee terminates his employment for Good Reason under subsection 10(e) of the Employment Agreement; or

                           (iii) prior to the termination of Optionee's
employment with the Company, at any time Lindsay Rosenwald, or after his death or incapacity, his successor or legal representative (collectively "LR") directly or indirectly (through Paramount Capital Management Inc., Paramount Capital Inc., or any fund, trust or other entity for whom any of them, or any entity controlled by LR or any of them, serves as investment advisor and/or general partner or otherwise acts as an advisor or manager) ceases to control and direct at least 35% (thirty five percent) of the total combined voting power of the Company's outstanding securities; or

                           (iv)  prior to termination of Optionee's employment
with the Company the Company, within the meaning of any Bankruptcy Law:

                                 (A)  commences a voluntary case,

                                 (B)  consents to the entry of an order for
                                      relief against it in an involuntary case,

                                 (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, and such Custodian is not discharged within 60 days; or

                           (v)   prior to termination of Optionee's employment
with the Company, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                                 (A)  is for relief in any involuntary case
                                      against the Company,

                                 (B) appoints a Custodian of the Company or for all or substantially all of the property of the Company, or

                                 (C)  orders the liquidation of the Company,
                                      and, in each case, the order or decree
                                      remains unstayed and in effect for 60
                                      consecutive days;

then any Initial Options previously granted and the Common Stock issuable thereof under this Agreement but not yet vested shall immediately vest. In addition, all Performance Options that would have vested during the 12-month period following the events set forth in this Section 6 (the "Section 6 Events") shall vest, if a Section 6 Event occurs within such 12-month period, immediately upon the occurrence of such Section 6 Events; provided, however, that no Options granted hereunder shall be exercisable unless the Option Conditions have been met. At the time the Section 6 Event occurs, the Options referred to in this
Section 6 shall be fully exercisable.

                  The term "Bankruptcy Law" means Title 11 of the U.S. Code or any similar federal, foreign or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, examiner or similar official under any Bankruptcy Law.

                  SECTION 7.  Right to Repayment.

                  If in accordance with the terms of Section 5 of this Agreement, Optionee forfeits any unvested shares of Common Stock received upon exercise of an Option, Optionee acknowledges and agrees that the Certificate Custodian shall surrender to the Company as soon as practicable after the effective date of such forfeiture all certificates for such shares issued to Optionee by the Company pursuant to Section 3(b) of this Agreement. As soon as practicable after such surrender, but in no event later than 30 days after such surrender, Optionee shall be entitled to a payment by the Company in an amount, in cash equal to the aggregate of the Exercise Prices paid for each exercised but unvested share of Common Stock so forfeited.

                  SECTION 8.  Plan Provisions to Prevail.

                  This Agreement is subject to all of the terms and provisions of the Plan. Without limiting the generality of the foregoing, by entering into this Agreement the Optionee agrees that no member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any award thereunder or this Agreement. In the event that there is any inconsistency between the provisions of this Agreement and of the Plan, the provisions of the Plan shall govern. Notwithstanding the foregoing, Section 2.10 of the Plan shall not apply to this Agreement.

                  SECTION 9.  Right of Discharge Preserved.

                  Nothing in this Agreement shall confer upon the Optionee the right to continue in the employ of the Company and its subsidiaries, or to continue in the service of the Company and its subsidiaries as a consultant or director, or affect any right which the Company and its subsidiaries may have to terminate such employment or service.

                  SECTION 10.  Notices.

                  All notices required or permitted hereunder shall be given in writing by personal delivery; by confirmed facsimile transmission (with a copy dispatched by express delivery or registered or certified mail); or by express delivery via express mail or any reputable express courier service. Notice shall be addressed (a) to Genta Incorporated, c/o Dr. Mark C. Rogers, Paramount Capital Inc., 787 Seventh Avenue, 48th Floor, New

York, New York 10019; and (b) to the Optionee at the address set forth on the signature page hereto; or (c) as to either party, at such other address as may be designated by notice in the manner set forth herein. Notices which are delivered personally, by confirmed facsimile transmission, or by courier as aforesaid, shall be effective on the date of delivery.

                  SECTION 11.  Successors and Assigns.

                  This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors and assigns of the Company and, to the extent consistent with Section 5 of this Agreement and with the Plan, the heirs and personal representatives of the Optionee.

                  SECTION 12.  Entire Contract; Waiver; Amendment.

                  This Agreement constitutes the entire contract between the parties hereto and supersedes all prior oral and written agreements between the parties with regard to the subject matter hereof. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. This Agreement may be amended as provided in Section 3.1.3 of the Plan. Headings are for convenience only, and are not themselves part of the Agreement.

                  SECTION 14.  Severability.

                  If any provision of this Agreement (including any provision of the Plan that is incorporated herein by reference) shall hereafter be held to be invalid, unenforceable or illegal in whole or in part, in any jurisdiction under any circumstances for any reason, (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the parties as expressed in, and the benefits to the parties provided by, this Agreement and the Plan or (b) if such provision cannot be so reformed, such provision shall be severed from this
Agreement and an equitable adjustment shall be made to this Agreement (including, without limitation, addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement or the Plan.

                  SECTION 15.  Governing Law.

                  This Agreement shall be interpreted, construed and administered in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws, as they apply to contracts made, delivered and performed in the State of New York.

                  IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date and year first written above.



                                        GENTA INCORPORATED


                                        By: _______________________________
                                            Name:  Mark C. Rogers
                                            Title: Chairman of the Board of
                                                   Directors



                                        OPTIONEE

                                        Dr. Raymond P. Warrell, Jr.


                                        ____________________________________

                                        Address:

                                        ____________________________________

                                        Social Security Number:

                                        ____________________________________